THOMAS MARTIN
                                                  (612) 340-8706
                                                  FAX (612) 340-7800
                                                  martin.tom@dorsey.com





                              October 6, 2005




Michael McTiernan
Charito A. Mittelman
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:  AEI Income & Growth Fund 26 LLC
     Amendment No. 3 to Registration Statement on Form SB-2
     Registration No. 333-125266

Dear Mr. McTiernan and Ms. Mittelman:

       We are filing simultaneous with this letter via Edgar, Amendment No. 3 to the above referenced Registration Statement. The sole purpose of this amendment is to respond to your comment to update the financial statement pursuant to Rule 310(g) of Regulation SB by including in the registration statement the unaudited interim balance sheet of the registrant as of June 30, 2005 (which is within 135 days of the date hereof). As we discussed, there have been no operations of the registrant and the only change reflected in the balance sheet from the audited balance sheet as of April 4, 2005 an increase in assets and members' equity of $1.00, reflecting interest earned on the managing member's $1000 capital contribution.

       We hope to contact you this afternoon to confirm that the Commission will accept a request for acceleration of the effective date of the registration statement, consistent with the timing and requirements of Rules 460 and 461, and to file such a request upon the Commission's confirmation.

       Please contact the undersigned at 612-340-8706 if you have any questions regarding this filing.

                                     Very truly yours



                                     Thomas Martin